October 3, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Notice on the Sale of Equity Shares"

Thank you for your assistance in handling it as required.

Sincerely yours,

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406
October 3, 2003

Notice on the Sale of Equity Shares

Kobe Steel, Ltd. announces that it plans to sell equity shares in its subsidiary Kobelco Marine Engineering Co., Ltd. (hereinafter called Kobelco Marine). Details follow below:

1. Details of the Stock Sale

(1) No. of shares: 4,160 shares of Kobelco Marine held by Kobe Steel (65% of total issued shares)

(2) Sale price: Approximately 2.2 billion yen
Gain on sale: Approximately 2 billion yen

(3) Buyer of the shares: Eagle Industry Co., Ltd.

(4) Expected date of sale: December 31, 2003

2. Effect of the Sale on Kobe Steel

The equity sale has already been accounted for in the earnings forecast for fiscal 2003, ending March 2004, which was announced on September 9.

Media Contact:
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel +81-(0)3-5739-6010
Fax +81-(0)3-5739-5971
E-mail www-admin@kobelco.co.jp
URL: www.kobelco.co.jp

Investor Relations:
IR Group
Corporate Planning Department
Tel +81-(0)3-5739-6043
Fax +81-(0)3-5739-5973

October 2, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel to absorb aluminum can stock venture"

Thank you for your assistance in handling it as required.

Sincerely yours,

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

NEWS RELEASE

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

Kobe Steel to absorb aluminum can stock venture

TOKYO, October 2, 2003 – Kobe Steel, Ltd. announced today that it plans to absorb KSL Aluminum Company, Ltd. (Kaal), a Japanese joint venture with Alcoa Inc., on December 1.

Kaal produces aluminum can stock for sale to beer and soft drink can manufacturers. Merging Kaal into Kobe will integrate the production of aluminum can stock at Kobe Steel – from ingot melting to final product.

In August, Kobe and Alcoa said that their Kaal joint venture would terminate when Kobe acquired control of Kaal Japan in October. Following the announcement, Kobe began examining ways to improve the business efficiency of Kaal. Kobe concluded that merging Kaal into Kobe at an early opportunity would be the most beneficial for the can stock operation.

Although the Kaal joint venture has terminated, the minority stake in Kaal that Alcoa retained will be exchanged for the equivalent value of new Kobe Steel shares. Alcoa will continue to grant Kobe a license to use Alcoa's technology embedded in the Kaal cold rolling mill. Alcoa has also agreed to distribute Kobe's aluminum can sheet in Asia.

The merger of Kaal into Kobe Steel has been taken into account in the earnings forecast for fiscal 2003, ending March 2004, which was announced on September 9.

Established in December 1990, Kaal began production of aluminum can stock in October 1993 adjacent to Kobe Steel's Moka Plant in Tochigi, north of Tokyo. Kobe's Moka Plant supplies hot rolled coil to Kaal, which then cold rolls it into aluminum can stock.

Media Contact:
Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel +81-(0)3-5739-6010
Fax +81-(0)3-5739-5971
E-mail www-admin@kobelco.co.jp
Web site: www.kobelco.co.jp

Investor Relations:
IR Group
Corporate Planning Department
Tel +81-(0)3-5739-6043
Fax +81-(0)3-5739-5973